THE **OTTO** LAW GROUP
A PROFESSIONAL LIMITED LIABILITY COMPANY

Andrew M. Stolowitz
astolowitz@ottolaw.com

September 14, 2007

VIA REGULAR MAIL



Susann Reilly, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

      Re: Skillstorm Online Learning, Inc.

Dear Ms. Reilly,

      Submitted on behalf of Skillstorm Online Learning, Inc. (the "Company"), please find: 1) one original of the unmarked version of the Company's amended Regulation A offering statement (the "Offering Statement") with Exhibits, 2) two copies of the unmarked version of the Company's amended Offering Statement; 3) three marked copies of the Company's amended Offering Statement; 4) a marked copy of the Exhibits; 5) an unmarked copy of the previously filed amended Offering Statement with Exhibits; and 6) one original and two copies of this cover letter.

      Please note that the page numbers referenced in this letter refer to page numbers of the unmarked version of the Offering Statement, as the page numbers vary slightly on the marked version due to the addition of changes.

      It is the intent of the Company that this letter will allow the reviewer(s) to supplement the marked changes on the amended document. The Company has also incorporated the amended financial statements into the Offering Circular, and the requested exhibits in Part III, consistent with the Model A format.

General

      1.   Please see the revised description of the payment to Pegasus Advisory Group in the 'Use of Proceeds'.

      2.   Please see the second paragraph on page 29.

3.   The information contained in the offering circular is correct and the website is wrong. The website has been updated with the correct information to state that "The U17 and U19 FC Bayern Munich Training Programs will be completed in late spring of 2008".

Part I

Item 1(d)

4.   The certificate issued to Cambridge Partners, LLC has not been submitted to the Company's transfer agent to be reissued to Mr. Careaga to reflect the updated stock information. The report will be changed when the certificate is returned to the Company's transfer agent, at which time it will show Cambridge as owning 2,206,250 shares. We believe this will be done prior to the Company's 1-A being declared effective.

Part II

Cover Page

5.   Please see the revised Risk Factor #11. Each of the states in which the Company intends to determine interest through a combination of (i) issuing news releases regarding material Company events and factual information about the Company, but which releases will not reference any offering of the Company's securities, and (ii) through broker-dealers who will undertake one-on-one communications will be done in compliance with each state's "Blue Sky" laws. The Company does not intend to seek indications of interest through any other methods. To definitively determine in which of the states the securities are registered subsequent to the SEC deeming this offer qualified, interested investors may contact the Company and/or the state agency responsible for securities regulation in the applicable state(s).

Item 3.

6.   Please see the last paragraph on page 9.

7.   Please see the last paragraph on page 9.

8.   Please see the second-to-last paragraph on page 11.

Strategic Relationship Strategy, page 17

9.   Please see the last 2 full paragraphs on page 17.

Target Market Strategy, page 18

10.   Please see the second paragraph under Target Market Strategy.

11.   Please see the second paragraph under Target Market Strategy.

12.   Please see the third paragraph under Target Market Strategy.

13.   Please see the third paragraph under Target Market Strategy.

14.   Please see the first full paragraph on page 22 and Risk Factor #12.

<u>Item 4, page 23</u>

15.   Please see the revised table on pages 23-25.

<u>Use of Proceeds, page 27</u>

<u>Item 9, page 27</u>

16.   Please see the first paragraph on page 29 under the 'Use of Proceeds'.

17.   Please see the first paragraph on page 30.

<u>Exhibits</u>

18.   Please see the first paragraph on page 10 and Exhibit 3(b) in Part III.

Please review this letter and the submissions as stated and advise whether comments will be closed or how we may further improve the disclosures of our client, and contact Todd Van Siclen or myself at (206) 262-9545.

Very truly yours,

THE OTTO LAW GROUP, PLLC



Andrew M. Stolowitz